SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _____2________) 1, 2

                          Kerzner International Limited
              (formerly known as Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                Jerome Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

2 This Schedule 13D shall also be deemed to amend Royale Resorts Holdings Limited's and Sun International Inc.'s Schedule 13D filed January 28, 2000 jointly by Royale Resorts Holdings Limited, Sun International Inc., and others.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
    CUSIP No. P8797T133                13D
-------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kersaf Investments Limited
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]    (a)
                                                                   [X]    (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa
------------------- ------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            6,304,354
------------------- ------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,304,354
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.4%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          HC, CO
--------- ----------------------------------------------------------------------

-------------------------------
    CUSIP No. P8797T133                13D
-------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sun International Inc.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]    (a)
                                                                   [X]    (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS


          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
------------------- ------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            6,304,354
------------------- ------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,304,354
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.4%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

-------------------------------
    CUSIP No. P8797T133                13D
-------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Royale Resorts Holdings Limited
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]    (a)
                                                                   [X]    (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
------------------- ------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            5,704,354*
------------------- ------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,704,354
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.3%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON


          CO
--------- ----------------------------------------------------------------------

* Includes 5,194,354 Ordinary Shares held by Royale Resorts International Limited ("RRIL"), a 100% owned and controlled subsidiary of Royale Resorts.

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 filed on July 9, 2002 (collectively, the "Schedule 13D"), by Kersaf Investments Limited ("Kersaf"), Sun International Inc. ("Sun International") and Royale Resorts Holdings Limited ("Royale Resorts") relating to the ordinary shares, $0.001 par value per share of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner," formerly known as Sun International Hotels Limited). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

1. Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

   On November 22, 2002, Royale Resorts distributed 613,939 Ordinary Shares (having a value on such date of approximately $12.2 million) to its shareholders, Sun International (450,000 Ordinary Shares) and CMSA (163,939 Ordinary Shares). On November 22, 2002, Sun International sold to CMSA 450,000 Ordinary Shares (having a value on such date of approximately $8.9 million). Following the consummation of the offering (described in Item 6. below) undertaken to satisfy Kersaf's Minimum Year One Sale obligation, Kersaf may sell up to an additional 400,000 Ordinary Shares to CMSA. The foregoing transactions and potential transactions described in this paragraph of Item 4 are collectively referred to as the "CMS Transaction."

2. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

   Item 5. Interest in Securities of the Issuer.

                                             Ordinary Shares            Percent
                                             ---------------            -------
         (a)  Kersaf:                           6,304,354               (22.4%)
              Sun International:                6,304,354               (22.4%)
              Royale Resorts:                   5,704,354               (20.3%)

              Kersaf                         Ordinary Shares            Percent
              ------                         --------------             -------

         (b)  Sole Voting Power                    0                    0%
              Shared Voting Power                  0                    0%
              Sole Dispositive Power               0                    0%
              Share Dispositive Power           6,304,354               (22.4%)

         Kersaf may be deemed to share dispositive power with (a) Sun International, Royale Resorts and CMSA with respect to 5,704,354 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Sun International, with respect to 600,000 Ordinary Shares held by Sun International.

              Sun International              Ordinary Shares            Percent
              -----------------              ---------------            -------

              Sole Voting Power:             0                          (0%)
              Shared Voting Power:           0                          (0%)
              Sole Dispositive Power:        0                          (0%)
              Shared Dispositive Power:      6,304,354                  (22.4%)

         Sun International may be deemed to share dispositive power with Royale Resorts, Kersaf and CMSA with respect to 5,704,354 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Kersaf with respect to 600,000 Ordinary Shares held by Sun International.

              Royale Resorts                 Ordinary Shares            Percent
              --------------                 ---------------            -------

              Sole Voting Power:             0                          (0%)
              Shared Voting Power:           0                          (0%)
              Sole Dispositive Power:        0                          (0%)
              Shared Dispositive Power:      5,704,354                  (20.3%)

         Royale Resorts may be deemed to share dispositive power with CMSA, Kersaf and Sun International with respect to 5,704,354 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts.

         (c) On November 22, 2002, Royale Resorts distributed 613,939 Ordinary Shares (having a value on such date of approximately $12.2 million) to its shareholders, Sun International (450,000 Ordinary Shares) and CMSA (163,939 Ordinary Shares). On November 22, 2002, Sun International sold to CMSA 450,000 Ordinary Shares (having a value on such date of approximately $8.9 million). Following the consummation of the offering to be undertaken to satisfy Kersaf's Minimum Year One Sale obligation, Kersaf may transfer up to an additional 400,000 Ordinary Shares to CMSA.

              The distribution of the 613,939 Ordinary Shares by Royale Resorts to its shareholders and the sale of 450,000 Ordinary Shares by Sun International to CMSA are reflected in (a) and (b) above; the potential disposition of up to an additional 400,000 Ordinary Shares by Sun International following the offering undertaken to satisfy Kersaf's Minimum One Year Sale obligation is not reflected in (a) and (b).

         (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in paragraph (a).

         (e)  Not applicable.

3. Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

     As of November 1, 2002, Kersaf, Royale Resorts, SIML, Kerzner, WLG, Caledonia, Mangalitsa and CMSA entered into a settlement agreement that, among other things, settled certain outstanding claims between Kersaf, Royale Resorts and SIML, on one hand, and Kerzner, on the other hand, and amended certain provisions of the July 2001 restructuring agreements relating to SIIL. In connection with the July 2001 restructuring of SIIL, Kersaf agreed to (i) effect the Minimum Year One Sale, (ii) adhere to a certain non-compete agreement (the "Non-Compete Obligation"), (iii) continue to pay to Kerzner an annual payment, which was approximately $3.1 million in 2001, in accordance with section 5.1(b) of the Omnibus Agreement (the "Annual Payment Obligation") and (iv) grant to Kerzner an interest in Kersaf's proposed project in Port Ghalib, Egypt (the "Egypt Project").

     In October 2001, Kerzner filed a lawsuit in New York against Kersaf and certain of its affiliates alleging, among other things, that Kersaf had breached its Non-Compete Obligation. Without admitting or denying any of Kerzner's allegations, Kersaf and Kerzner entered into a settlement agreement as of November 1, 2002, pursuant to which they settled the litigation and resolved a number of other matters. As part of the settlement agreement:

        o Kerzner agreed to terminate the outstanding lawsuit against Kersaf and certain of its affiliates, and each of the parties to the settlement agreement released all of the other parties to the settlement agreement from any and all claims, subject to certain limited exceptions;

        o Kersaf agreed to pay to Kerzner $32.0 million on closing of the transactions contemplated by the settlement agreement from the proceeds of the offering undertaken to effect the Minimum Year One Sale or, if such offering had not been completed by December 2, 2002, SIML agreed to issue a promissory note to Kerzner in the aggregate principal amount of $32.0 million;

        o Certain contractual arrangements were terminated, including Kersaf's Non-Compete Obligation, Kersaf's Annual Payment Obligation, and Kerzner's rights in the Egypt Project, all of which are described in greater detail below; and

        o Kersaf's obligation to effect the Minimum Year One Sale was extended from October 31, 2002 to February 28, 2003.

     Pursuant to the settlement agreement and effective as of November 1, 2002, the Registration Rights Agreement was amended to provide that following the Minimum Year One Sale, Kersaf would have no right to enforce the provisions of section 4.1 of the Registration Rights Agreement restricting the transfer of Ordinary Shares by WLG, Caledonia and CMSA; the amendment further provides that the terms of section 4.1 of the Registration Rights Agreement can be waived, amended or terminated without notice to or approval by Kersaf. Kerzner also waived any rights that it may have under section 4.1
     of the Registration Rights Agreement in respect of the transfer of Ordinary Shares by Kersaf, Royale Resorts, SIML and their respective affiliates to CMSA in connection with the CMS Transaction.

     The Registration Rights Agreement was further amended to provide that as part of the Minimum Year One Sale, WLG would have the right to sell up to 500,000 Ordinary Shares (the "WLG Tag Shares"); WLG's right to include the WLG Tag Shares is subject to the priority of Kersaf, Caledonia and CMS to include the maximum number of Ordinary Shares in the Minimum Year One Sale. Kersaf has been advised that WLG will not exercise its right to sell WLG Tag Shares as part of the Minimum Year One Sale. In addition, the Minimum Year One Sale Date was extended from October 31, 2002 to February 28, 2003.

     Effective as of November 1, 2002, Article III of the Omnibus Agreement, setting forth the Non-Compete Obligation, was terminated. In addition, the Pledge Agreement and the Note, which had been previously discharged, were discharged, terminated and deemed to be of no further force or effect.

     On December 2, 2002, the closing date of the transactions in the settlement agreement, SIML issued to Kerzner a promissory note in the aggregate principal amount of $32.0 million (the "2002 Note"). The 2002 Note accrues interest at a rate of (i) seven percent (7%) per annum during the period from December 2, 2002 to May 31, 2003 and (ii) ten percent (10%) per annum during the period from June 1, 2003 to December 2, 2003, until the principal and interest on the note are repaid in full. The 2002 Note matures no later than the earlier of the (x) Minimum Year One Sale Closing Date and (y) December 2, 2003.

     Under the settlement agreement, Kersaf agreed to use the net proceeds from the Minimum Year One Sale or any other sale of shares of Kerzner to repay all amounts outstanding under the 2002 Note. Kersaf's Minimum Year One Sale obligation will be satisfied by the sale in a public offering of 2,000,000 Ordinary Shares by RRIL, a 100% owned and controlled subsidiary of Royale Resorts; it is currently anticipated that the offering will close in December 2002. Approximately $32.1 million of the proceeds from the sale of the Ordinary Shares in the public offering by RRIL will be used to repay the principal and interest due under the 2002 Note.

     Effective on December 2, 2002 pursuant to the settlement agreement, Kersaf's Annual Payment Obligation under the Omnibus Agreement was terminated. Article IV of the Omnibus Agreement, relating to Kerzner's rights in the Egypt Project, was also terminated in its entirety effective as of December 2, 2002.

                                         Signatures

     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Date: December 6, 2002             KERSAF INVESTMENTS LIMITED

                                        By:   /s/ David Coutts-Trotter
                                            -----------------------------
                                            Name:   DC Coutts-Trotter
                                            Title:  Executive Director



                                        SUN INTERNATIONAL INC.

                                        By:   /s/ David Coutts-Trotter
                                            -----------------------------
                                            Name:   DC Coutts-Trotter
                                            Title:  Executive Director



                                        ROYALE RESORTS HOLDINGS LIMITED

                                        By:   /s/ David Coutts-Trotter
                                            -----------------------------
                                            Name:   DC Coutts-Trotter
                                            Title:  Duly Authorized Signatory